For Immediate Release — October 12, 2005

Vancouver, Canada – The Board of Directors of Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) today announced that Mr. Dennis Campbell has stepped down as President and Chief Executive Officer. The departure of Mr. Campbell follows the recent sale of Ballard’s German subsidiary, Ballard Power Systems AG (BPSAG), and Ballard’s recently completed restructuring. With Mr. Campbell’s departure, which was mutually agreed and is effective immediately, Mr. John Sheridan, Chairman of the Board and retired President and Chief Operating Officer of Bell Canada, has been named interim President and Chief Executive Officer and will assume day-to-day management of the company.

“Following the successful completion of the sale of BPSAG, and the final phase of our corporate restructuring, it’s time for me to move on to other challenges,” said Mr. Campbell. “I’m extremely proud of the accomplishments that the Ballard organization has delivered under my watch. We are a stronger, more focused company, with a clear vision and a plan to change the world for the better.”

“On behalf of the Board of Directors, I want to recognize Dennis for his leadership of Ballard over the past three years,” said Mr. Sheridan. “I am very confident in Ballard’s future, with our solid strategic plan and the recently strengthened foundation of our Alliance partnership with DaimlerChrysler and Ford. I look forward to the opportunity to work more closely with the Ballard team, and our partners, as we move ahead.”

The Board will immediately begin a search for a permanent President and Chief Executive Officer to lead Ballard forward in the execution of its strategy and the next phase of the company’s development. The Board has appointed Ian Bourne as Lead Independent Director while Mr. Sheridan acts in the dual capacity of Chairman and interim President and Chief Executive Officer.

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

All figures are reported in US dollars, unless otherwise noted. For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements. Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.